

16014568

SEC Processing Section FEB 29 2016 Washington DC 404

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SEC FILE NUMBER
8-43559

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** AND ENDING **12/31/2015**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TRADITION ASIEL SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Greenwich Street, 4TH FLOOR

(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH A. RICCIARDI **(212) 791-4500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Traditional Asiel Securities Inc**, as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title



Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradition Asiel Securities, Inc.
(A Wholly Owned Subsidiary of Tradition (North America), Inc.)

Statement of Financial Condition

December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Tradition Asiel Securities, Inc.

We have audited the accompanying statement of financial condition of Tradition Asiel Securities, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradition Asiel Securities, Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

Tradition Asiel Securities, Inc.
(A Wholly-Owned Subsidiary of Tradition (North America), Inc.)

Statement of Financial Condition

December 31, 2015

Assets	
Cash, including $300,000 of cash pledged for an affiliate	$ 8,574,050
Receivables from brokers, dealers, and clearing organizations	4,665,608
Deposits at clearing broker and clearing organizations	13,077,661
Securities owned, at fair value	16,742
Commissions receivable, net of allowance of $23,608	5,885,292
Employee loans and advances, net of amortization of $329,246	1,819,278
Due from Parent	16,487,674
Due from affiliates	29,519
Fixed assets, net of depreciation and amortization of $249,991	1,502,070
Deferred tax assets	157,156
Other assets	2,163,697
Total assets	$ 54,378,747
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 6,203,654
Payables to brokers, dealers and clearing organizations	4,687,972
Securities sold, not yet purchased, at fair value	8,426
Deferred tax liability	981,064
Due to affiliates	35,294
Total liabilities	11,916,410
Stockholder's equity:	
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued, and outstanding	1
Additional paid-in capital	1,254,999
Retained earnings	41,207,337
Total stockholder's equity	42,462,337
Total liabilities and stockholder's equity	$ 54,378,747

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of Business

Tradition Asiel Securities, Inc. (TAS or the Company) is a Delaware corporation and a wholly owned subsidiary of Tradition (North America), Inc. (the Parent), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition (CFT), a company also organized in Switzerland. TAS is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, and the Financial Industry Regulatory Authority (FINRA). FINRA is the firm's designated self regulatory organization.

TAS is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity and preferred securities, equity and index options, and municipal bonds.

TAS self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, and the Fixed Income Clearing Corporation. Other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the Clearing Broker). TAS does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies at year end. These include any changes to our accounting policies which were effective January 1, 2015.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Commissions Revenue

The Company provides brokerage services from either agency or matched riskless principal transactions. Revenues from these transactions are recorded as follows:

Agency Commissions – The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

Matched Principal – The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy securities from one customer and sell them to another customer. The revenues from these transactions are recognized on trade date.

Fixed Assets

Computer equipment is stated at cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful life of three years. The cost of maintenance and repairs is charged as incurred.

Trading software is primarily developed by an affiliate and capitalized as the development occurs. It is stated at cost, net of accumulated amortization. Amortization is computed on a straight line basis over the estimated useful life of five years.

Securities Transactions

Securities owned are stated at fair value. Fair value is generally based on quoted market prices on an active exchange. These transactions are recorded on trade date.

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on a trade date basis. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Commissions Receivable

Commissions receivable consist of commissions earned on securities transactions. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that a loss has been incurred, the amount of loss is measured as the difference between the receivables carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account. During the year ended December 31, 2015, there were no write offs or recoveries of receivables.

Employee Loans and Advances, Net

The Company extends forgivable loans to certain employees as terms of their employment contracts. These loans are amortized on a straight line basis over the life of the loan, which is typically two to three years. The Company expects to fully recover all expenses if the employees voluntarily terminate employment or are terminated for cause prior to the expiration of the contract. Employee loans and advances are presented net of amortization on the statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are measured using enacted tax rates

2. Significant Accounting Policies (continued)

Income Taxes (continued)

expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

Fair Value Measurements

ASC 820, *Fair Value Measurements* (ASC 820), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Goodwill

ASC 350-20 *Goodwill* (ASC 350-20) simplifies how entities test goodwill for impairment. This guidance allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test must be performed.

Goodwill is not amortized, but instead periodically tested for impairment. The Company reviews goodwill for impairment on an annual basis. The Company has performed testing of goodwill as of December 31, 2015, in accordance with the requirements of ASC 350-20. Goodwill is included in other assets on the statement of financial condition.

3. Related Party Transactions

The Company is charged for facilities and other services provided by its Parent on a monthly basis in accordance with a service level agreement, which is subject to renegotiation on an annual basis. Additionally, the Company advances the Parent funds in order to cover certain operating expenses of the Parent. Due from Parent in the accompanying statement of financial condition primarily includes the net non-interest bearing cash advances to cover these and other operating expenditures of the Parent and is due on demand.

CFT charged the Company royalty fees equivalent to a percentage of total revenues (as defined in the Trademark License Agreement) for the use of its registered trademark. In addition, the Company was charged management fees by an affiliate which is based on a percentage of revenue that is allocated amongst the group. Both fees are charged through the Parent and passed through to the Company.

The Company performs clearing services to affiliates in accordance with the clearing agreements. In relation to these services, the Company has elected to compute a reserve requirement for the benefit of these affiliates. The calculation is completed in order for these affiliates to classify their receivables from the Company as allowable assets in the affiliates' net capital calculation. The Company maintains a separate reserve bank account. The reserve requirement, as computed, totaled $22,823 at December 31, 2015. This amount is included in due to affiliates on the statement of financial condition. At December 31, 2015, the Company held $300,000 in the reserve account.

Effective June 2015, the Company entered into an agreement with an affiliate under which the affiliate refers clients to the Company for a transaction based fee. At December 31, 2015, $12,471 is included in due to affiliates on the statement of financial condition in connection with this agreement. The Company presents on a net basis certain related party receivables and payables by counterparty when the requirements of ASC Topic 210-20, *Offsetting,* are met.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business. At December 31, 2015, the Company had cash in relation to daily settlement requirements of approximately $13.1 million, including accrued interest with the Clearing Broker and clearing organizations. This amount is included in deposits at clearing broker and clearing organizations on the statement of financial condition.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2015, are comprised of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 4,554,499	$ 4,566,420
Receivables from/payables to clearing organizations	-	121,552
Receivables from/payables to broker-dealers	111,109	-
Total	$ 4,665,608	$ 4,687,972

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2015, without any adverse financial effect.

6. Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- *Level 2*: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active; and

- *Level 3*: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company discloses the amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3,

6. Financial Instruments (continued)

and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes observable requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following is a description of the valuation methodologies used for investments measured at fair value:

- *Equities*: Equities are considered Level 1 assets and are valued at the closing price.

Corporate bonds: Corporate bonds are considered Level 2 assets and are valued using dealer quotes, bond market activity, and other market observable movements.The following is a summary of the financial assets and liabilities measured at fair value as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total
Financial assets				
Securities owned:				
Equities	$ 16,646	$ –	$ –	$ 16,646
Corporate bonds	–	96	–	96
Total financial assets	$ 16,646	$ 96	$ –	$ 16,742
Financial liabilities				
Securities sold, not yet purchased:				
Equities	$ 8,426	$ –	$ –	$ 8,426
Corporate bonds	–	–	–	–
Total financial liabilities	$ 8,426	$ -	$ –	$ 8,426

6. Financial Instruments (continued)

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2015. There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2015. There were no financial assets or liabilities in the Level 3 category during the year ended December 31, 2015.

7. Employee Benefits

The Company participates in the Parent's defined contribution plan covering substantially all employees who qualify as to age, length of service and employment date.

The Company contributes 40% of each participant's pre-tax contributions, subject to a maximum of 6% of the participant's eligible compensation. In 2015, participants could contribute up to $18,000 with an additional $6,000 catch-up contribution for employees over 50 years old.

8. Fixed Assets

Fixed asset classifications at December 31, 2015, are summarized as follows:

Trading software	$ 1,915,277
Computer equipment	41,690
Total fixed assets	1,956,967
Less accumulated depreciation and amortization	(454,897)
Total fixed assets, net	$ 1,502,070

9. Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns filed by the Parent. The Company calculates its income tax expense as though it files a separate company tax return.

9. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the deferred tax assets of $157,156 at December 31, 2015, is primarily attributed to accrued payroll taxes, which is included in accounts payable and accrued expenses on the statement of financial condition. Deferred tax assets at December 31, 2015, are reflected without reduction for a valuation allowance. A deferred tax liability of $981,064 at December 31, 2015, is primarily attributed to a cumulative book to tax amortization and depreciation differences. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate primarily relate to state and local taxes and permanent differences between book and taxable income related to meals and entertainment.

The Company is required to make its evaluation of tax positions taken or expected to be taken in order to determine whether the tax positions are more-likely-than-not of being sustained in the event of an examination by the applicable tax authority. Uncertain tax positions not deemed to meet a more-likely–than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any such reserves as a component of income tax expense. As of December 31, 2015, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2015, the Parent's tax returns for 2012 through 2014 are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

10. Regulatory Requirements

TAS is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. TAS elected to compute its net capital under the alternative method permitted by the Rule, which requires TAS to maintain minimum net capital, as defined, of $1 million. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

10. Regulatory Requirements (continued)

At December 31, 2015, TAS had net capital of approximately $15.1 million which was approximately $14.1 million in excess of the required net capital.

Under the clearing arrangements with the Clearing Broker, TAS is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, TAS was in compliance with all such requirements.

For the year-ended December 31, 2015, the Company only cleared transactions for affiliate broker-dealers.

11. Contingencies

The Company and its Parent have been named as defendants in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

12. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If the counterparty to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2015, the Company's cash was held at two major financial institutions, at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation (the FDIC).

12. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Commissions receivable represent amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2015, approximately $669,000 in commissions receivable is concentrated with the Clearing Broker and approximately $3,043,000 is concentrated with eight counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. For transactions in which the Clearing Broker extends credit to introduced customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request introduced customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company.

Repurchase and reverse repurchase agreements with the same counterparty and the same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting. The following table summarizes the gross amounts of repurchase and reverse repurchase agreements, amounts eligible for offset in accordance with a master netting arrangement with the Fixed Income Clearing Corporation and net amounts as on the statement of financial condition at December 31, 2015:

	Gross amount of recognized assets/liabilities	Gross amount offset in the statement of financial condition	Net amount of assets/liabilities present in the statement of financial condition
Reverse repurchase agreements	$ 155,224,021,250	$ (155,224,021,250)	$ 0
Repurchase agreements	$ 155,224,021,250	$ (155,224,021,250)	$ 0

13. Guarantees

As described in Note 12, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2015, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was insignificant. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

14. Goodwill

Goodwill of $350,000 is included in other assets on the statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000. Prior to the release of ASC 350-20, the Company amortized $100,000 of goodwill in conjunction with the previous GAAP regulations.

The Company completed its annual impairment analysis of goodwill as of December 31, 2015, and has determined that goodwill has not been impaired.

15. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and has noted the following events since the date of the statement of financial condition.

In 2016, a series of steps occurred to restructure the legal entity ownership structure of the Americas Region to achieve operational and tax efficiencies. In connection therewith, on February 15, 2016, Tradition America LLC (formerly Tradition (North America), Inc.) assigned all ownership interest to the newly established regional holding company, Tradition America Holdings, Inc., effectively making Tradition America Holdings, Inc. the new parent of the Company. The Company has assessed the impact the reorganization will have on the statement of financial condition and has not identified any material changes.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SEC Mail Processing Section FEB 29 2016 Washington DC 404

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*******289********************ALL FOR AADC 100
043559 FINRA DEC
TRADITION ASIEL SECURITIES INC
255 GREENWICH ST FL 4
NEW YORK NY 10007-5506

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 161,381
   B. Less payment made with SIPC-6 filed (exclude interest) (86,695)
      7-23-15
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 74,686
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 74,686
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 74,686
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tradition Asiel Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

V. P. Finance
(Title)

Dated the 19th day of Feb, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 65,297,949

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 723,158

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 22,501

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 22,501

Total deductions — 745,659

2d. SIPC Net Operating Revenues — $ 64,552,290

2e. General Assessment @ .0025 — $ 161,381

(to page 1, line 2.A.)



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
Tradition Asiel Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Tradition Asiel Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to the checks issued.

   There were no findings noted.

2. Compared the amounts reported on the Company's audited Form X-17a-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company.

   There were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express



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Building a better working world

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

Tradition Asiel Securities, Inc.'s Exemption Report

Tradition Asiel Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) for transactions which the Company self-clears and (2)(ii) for all other transactions.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

> A customer check was received on March 2, 2015 but not deposited until March 4, 2015. This was the only exception during the period January 1, 2015 through December 31, 2015.

The Company had no obligations under 17 C.F.R. § 240.15c3-3 other than those that may directly result from the following business activities: Performing a PAB calculation in relation to self clearing certain trades from affiliate broker dealers.

____

Tradition Asiel Securities, Inc.

I, Judith A. Ricciardi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ________________

Title: Financial & Operations Principal

February 26, 2016



Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Tradition Asiel Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report pursuant to SEC Rule 17a-5(d)(4), in which (1) Tradition Asiel Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) for the transactions which the Company self-clears and (2)(ii) for all other transactions and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Management's Exemption Report pursuant to SEC Rule 17a-5(d)(4), in which (1) Tradition Asiel Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) for the transactions which the Company self-clears and (2)(ii) for all other transactions (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016